Metal Storm Limited
ABN 99 064 270 006
Level 34 Central Plaza One
345 Queen Street
Brisbane Qld 4000
Australia
GPO Box 1097
Brisbane Qld 4001
Australia
Tel: + 61 7 3221 9733
Fax: + 61 7 3221 9788
Web Site: www.metalstorm.com
Email Address: msau@metalstorm.com

July 14, 2006
U.S. Securities and Exchange Commission
Division of Corporation Finance
Attention: Ms. Angela Crane, Branch Chief
100 F Street, NE
Washington, DC 20549

Re:	Metal Storm Limited
Form 20-F for the year ended December 31, 2004
Filed June 15, 2005
File No. 000-31212

Dear Ms. Crane:
     This letter responds to the August 9, 2005 comments of the Staff of the Securities and Exchange Commission (the “Staff Comment Letter”) with respect to the Form 20-F of Metal Storm Limited (the “Company”) for the year ended December 31, 2004, filed June 15, 2005. Please note that the numbered paragraphs below correspond to the numbered paragraphs of the Staff Comment Letter.
     As discussed recently with you, the Company is not required to amend its 2004 Form 20-F but will take into account your comments in annual reports on Form 20-F (as well as any registration statements) that it files in the future.
Report of Independent Registered Public Accounting Firm
     1.  Due to a lack of records for years that have not been audited and a change in management since 1997, it is impractical to have the cumulative information in our income statement audited. We have submitted a letter to the Office of the Chief Accountant requesting an exemption from the requirement to have the cumulative income statement audited from inception. The Office of Chief Accountant granted such exemption in a letter dated April 5, 2006.
Consolidated Balance Sheets, page F-3
     2.  In future filings, we will present any goodwill as a separate line item on the balance sheet.
Consolidated Statement of Cash Flows, page F-10
     3.  In future filings, we will disclose all non-cash financing and investing transactions in compliance with applicable accounting principles.
Note 1. Summary of Significant Accounting Policies, page F-11
Basis of Presentation, page F-11
     4.  In future filings, we will present all financial amounts in the Form 20-F in the same currency as our financial statements.

U.S. Office
      4350 N Fairfax Drive, Suite 810, Arlington State VA 22203             Tel: 703 248 8218 Fax: 703 248 8262

     As you requested, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing on Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing on Form 20-F; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Please direct any questions or comments regarding the foregoing to my attention at 011-61-7-3221-9733.

Sincerely,
/s/ JAMES D. MACDONALD
James D. MacDonald
Chief Financial Officer Metal Storm Limited

Copies to:
Mr. Martin James, Senior Assistant Chief Accountant, Division of Corporation Finance
Ms. Julie Sherman, Staff Accountant, Division of Corporation Finance

U.S. Office
      4350 N Fairfax Drive, Suite 810, Arlington State VA 22203             Tel: 703 248 8218 Fax: 703 248 8262